

February 10, 2015

Via e-mail
Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805
Lansing, Michigan 48933

      Re: Kraig Biocraft Laboratories, Inc.
                Amendment No. 2 to Registration Statement on Form S-1
                Filed January 30, 2015
                File No. 333-199820

Dear Mr. Thompson:

     We have reviewed your registration statement and have the following comments.

Selling Shareholder, page 14

1. We note your response to comment three of our letter dated November 20, 2014. Please note that our comment was not limited to the last three fiscal years. Please revise to disclose all past transactions with Calm Seas and any of its affiliates and the impact of those transactions on the market price of your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. Your response to comment 4 of our letter dated November 20, 2014 appears to simply repeat quantitative information found in the financial statements without providing insight into the management's understanding of the drivers of change in the line items that you discuss, nor why you decide to "break out separately" legal fees reimbursed to the University of Notre Dame. We also note that you continue to present the information regarding your general and administrative expenses twice. Please refer to comment 4 of our letter dated November 20, 2014 and SEC Interpretive Release 33-8350, and please revise.

You may contact Lisa Etheredge at (202)551-3424 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-4651 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Paul Simmons (*via e-mail*)
       Ofsink, LLC